1020 - 800 West Pender Street
Vancouver, BC Canada V6C 2V6
Tel (604) 684 - 6365 Fax (604) 684 - 8092
1 800 667 - 2114

June 19, 2006

Roger Baer
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, DC 20549-7010	Via EDGAR

RE:	FARALLON RESOURCES LTD.
REGISTRATION STATEMENT ON FORM 20-F
FILED DECEMBER 2, 2005
FILE NO. 0-51641

Dear Mr. Baer:

We acknowledge receipt of your Comment Letter dated April 7, 2006 in respect of Amendment Number 1 of Registration Statement on Form 20-F filed by Farallon Resources Ltd. (the "Company"). Your comments are in italics, our responses follow. All dollar amounts stated herein are expressed in United States Dollars, unless otherwise stated.

No.	Comment	Response

General

1.

Although you became subject to the reporting requirements of the Securities Exchange Act of 1934 on January 30, 2006, you indicate on the cover page that you have not been subject to the filing requirements for the past 90 days. Please revise.

The Company acknowledges that it is subject to the reporting requirements of the Securities Exchange Act of 1934 on January 30, 2006. The cover page of the Form 20-F registration statement has been revised accordingly.

2.

We note your disclosure on page 33 regarding the elimination of the exploration and the exploitation concession classifications. Given that such classifications no longer exist, please advise why you continue using such classifications throughout the filing. If necessary, please revise to remove the classifications.

The Company has made changes throughout the amended Form 20-F to eliminate the exploration and exploitation concession classifications.

No.	Comment	Response

Risk Factors, page12

3.	We reissue comment 10 in part. It does not appear that you have discussed the specific risks associated with having one material mineral property.	In response to Staff’s comment, the Company has revised the risk factor to Item 3.D of the Form 20-F dealing with additional specific risks associated with having one material mineral property.

4.

Discuss the risks associated with having only one full-time officer. In this regard, we note your disclosure on page 72 that all of Farallon’s directors and officers, except for Dick Whittington, work on a part-time basis.

In response to Staff’s comment, the Company has amended the risk factor in Item 3.D of the Form 20-F to clarify the relationship between Mr. Whittington and other members of Farallon’s management team and Hunter Dickinson Inc. and the risks associated with having only one full-time officer.

5.

We note on page 97 your disclosure regarding changes to your articles of incorporation. Please discuss in a risk factor how these changes impact your security holders. In particular, address the new provisions concerning the issuance and elimination of shares.

The Company has reviewed Staff's comment regarding the addition of a risk factor that would address how the changes to the Company's Articles impact on security holders. The Company is of the view that the suggested risk factor is not appropriate in the circumstances. While the Articles provide that the Company's board of directors have broad powers regarding changes to share capital, these powers are constrained by the fact that the board of directors cannot alter the rights and restrictions attached to any issued shares if to do so would prejudice or interfere with the rights of the holders of the issued and outstanding shares. In this event, the consent of the holders of the shares, either by class or by series, by way of a special resolution is required. A special resolution is a resolution of the shareholders requiring at least 66 2/3% approval at a meeting of shareholders. This limitation is imposed by the British Columbia Business Corporations Act and is summarized in the Item 10.B of the Form 20-F under the heading "4. Changes to Rights and Restrictions to Shares". As a result, the Company believes that the protection afforded to holders of the Company's issued and outstanding common shares is at least equivalent to the protection afforded under typical state corporate statutes, as also noted in the Form 20-F discussion. In particular, we note that many state statutes permit capital alterations that may impact on the rights of outstanding securities holders by a simple majority of the outstanding shares of the class or series, as applicable. Finally, we also submit that inclusion of a risk factor in the circumstances would be a generic risk factor, rather a company specific risk factor, that should be avoided in a registration statement. For these reasons, the Company has not amended the Form 20-F in order to add the suggested risk factor."

The unsuccessful resolution of litigation relating to the Campo Morado Property, page 18

6.	We note your revisions in response to comment 13. Please further discuss the impact of a finding outcome against you, given that Campo Morado is your only material mineral property.

In response to Staff’s comment, the Company has amended the risk factor in Item 3.D of the Form 20-F dealing with specific risks associated with having the unsuccessful resolution of litigation relating to the Campo Morado Property against the Company.

No.	Comment	Response

Engineering Comments

General.

7.

We note that you discuss evaluating the economics of your project by conducting a pre-feasibility study. Whenever you provide disclosure about your prefeasibility study, ensure that the disclosure does not give the impression that a pre-feasibility study can firmly establish the economics of a mining project, or that it can be used to make a production decision or secure project financing.

In response to Staff’s inquiries, the Company has revised and updated its disclosure in the Form 20-F to avoid giving the impression on the economics of the Campo Morado project from the pre-feasibility study.

Metallurgy, page 54

8.	We note you disclosure about your “pilot plant.” Please disclose the capacity of your pilot plant work, such as in tons per hour.	In response to Staff’s comment, the Company has revised the disclosure relating to the pilot plant project.

As requested in your comment letter, we acknowledge that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing will resolve your comments, appreciating that some of them will be dealt with in future filings. If you require any further information, please feel free to contact either the writer at 604-684-6365.

Yours truly,

FARALLON RESOURCES LTD.

/s/ Dick Whittington

Dick Whittington, PEng.
Director, President, and Chief Executive Officer

Please address SEC comment letter to:

FARALLON RESOURCES LTD.
Attention: Bernard Tan, Corporate Controller
1020 – 800 West Pender Street
Vancouver, BC
Canada V6C 2V6
Fax Number: (604) 677-6973